Exhibit (a)(12)

                            Mildred B. Horejsi Trust
                        c/o Badlands Trust Company, LLC
                                 3301 C Street,
                               Anchorage AK 99501


Dear fellow shareholders:

     Enclosed with this letter you will find an offer to purchase your shares of the Putnam California Investment Grade Municipal Trust (the "PCA") at a cash price of $14.16 per share. Our offer to purchase is at the highest average price paid for PCA shares on the American Stock Exchange during the past 2 1/2 years.

     We urge you to consider the following in making your decision to tender shares:

     We believe that shareholders of PCA deserve a fresh start, particularly given that:

          - the Securities and Exchange Commission ("SEC") has gone on record stating that officials of PCA's manager, Putnam Investment Management, LLC ("Putnam Management") breached their fiduciary duty to PCA.

          - Putnam Management is embroiled in litigation, investigations and other allegations of varying improprieties which have led to various settlements with the SEC and the Massachusetts Securities Division.

          - In Morningstar's(TM) latest ratings (December 31, 2006), PCA received only 2 of 5 stars for its overall, 5-, and 10-year performance history, and only 1 of 5 stars for its 3-year performance history, as compared with other similarly situated California municipal long-position closed-end funds. We believe PCA can and should perform better and that investors looking for income that is tax exempt under federal and California income tax statutes have better opportunities.

          - Finally, we understand that Putnam Management's parent is considering selling Putnam Management to a closely-held Canadian corporation, Power Corporation, which may not have management experienced in the affairs of United States closed-end funds or funds traded on the American Stock Exchange.

     We are making our offer because we intend to acquire control of PCA so that we may take PCA in a new direction. For shareholders who do not wish to be a part of the new direction, our offer is an opportunity to sell shares before any changes occur, and at the highest price over the last 2 1/2 years.

     One of the changes we will propose to implement if we acquire control of PCA is to change PCA's investment policies to permit PCA to invest in securities other than California municipal bonds. This change is likely to result in PCA having little current income resulting in reduced or no dividends, and/or income that is not exempt from federal and California income taxes. In addition, some of the changes we would propose to implement are likely to increase PCA's costs.

     We urge you to complete the attached documents and tender your shares in our offer. The attached offering documents contain important information and we urge you to read the offering documents before making your decision.

     If you need further information, you may contact Morrow & Co., Inc., our information agent, at (800) 607-0088 (banks and brokers should call (203) 658-9400).



                                      Mildred B. Horejsi Trust

                                      January 22, 2007